Exhibit 99.1

Century 21 China Real Estate Announces Restructuring Plan

BEIJING, China, October 30, 2015 - IFM Investments Limited (OTCQB: CTCLY) (“Century 21 China Real Estate” or the “Company”), a leading comprehensive real estate services provider and the exclusive franchisor for the CENTURY 21® brand in China, today announced that it has entered into certain agreements with On Qiao Investment Company Limited (“On Qiao”), a provider of financial services.

Pursuant to the agreements: 1) Founders of Century 21 China will, together with On Qiao, invest USD17 million in a restructuring of the Company; 2) Founders and On Qiao will subscribe new shares of the Company in a private placement; and 3) On Qiao will provide debt financing to the founders to enable the founders to complete the transaction. Upon closing of the transaction, Company’s founders and On Qiao will be two largest shareholders of the Company, each holding approximately 44% of the Company’s equity, on a fully diluted basis. Upon closing, in addition to the public shareholders, the major shareholders of the Company also include Goldman Sachs Strategic Investments (Asia) LLC and Realogy Group LLC, which is the parent company of the CENTURY 21® brand. Company’s founders will retain their positions on the Board and the Company's management. The closing of the transaction is subject to the customary closing conditions for transactions of this type.

“These agreements with On Qiao are a major step forward for Century 21 China Real Estate as we look to shape our business for the future,” said Donald Zhang, chairman and chief executive officer of Century 21 China Real Estate. “By combining our leading real estate franchise network with On Qiao’s strong financial background, we will be uniquely positioned to further expand network coverage throughout China, as well as the real estate financial services. On Qiao’s resources will facilitate the Company to upgrade our franchise model, expanding real estate financial services to provide more integrated services to our customers.”

About Century 21 China Real Estate

IFM Investments Limited (“Century 21 China Real Estate” or “CTCLY”) is a leading comprehensive real estate services provider and the exclusive franchisor for the CENTURY 21® brand in China. CTCLY primarily focuses on China's fast-growing and highly fragmented secondary real estate market, providing company-owned brokerage services, franchise services, mortgage management services, primary services, commercial services and fund management services. CTCLY has experienced substantial growth since it commenced operations in 2000, and received numerous awards and recognition as franchisor and real estate services provider for its service quality and business achievements. Century 21 China Real Estate became a public company in January 2010 and its ADSs, each of which represents 45 Class A ordinary shares of CTCLY, currently trade on the OTCQB marketplace under the symbol “CTCLY.” For more information about CTCLY, please visit http://www.century21cn.com/english.

Safe Harbor: Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “aim,” “anticipate,” “believe,” “confident,” “continue,” “estimate,” “expect,” “future,” “intend,” “is currently reviewing,” “it is possible,” “likely,” “may,” “plan,” “potential,” “will” or other similar expressions or the negative of these words or expressions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its financial condition, results of operations, business strategy and financial needs. Among other things, the Business Outlook section and quotations from management in this report, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed or furnished with the U.S. Securities and Exchange Commission, in this report and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements and are subject to change, and such change may be material and may have a material adverse effect on the Company’s financial condition and results of operations for one or more periods. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements in this report. Potential risks and uncertainties include, but are not limited to, the risks outlined in the Company’s Annual Report on Form 20-F and other documents filed with the U.S. Securities and Exchange Commission. Unless otherwise specified, all information provided in this report and in the attachments is as of the date of this report, and the Company does not undertake any obligation to update any such information, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Steve Ye

CFO

IFM Investments Limited

Phone: +86-10-6561-7788

E-mail: ir@century21cn.com